October 30, 2009	Mary C. Moynihan D 202.778.9058 F 202.778.9100 molly.moynihan@klgates.com

BY EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-1004

Ladies and Gentlemen:

Re:	Columbia Acorn Trust
File Nos. 2-34223 and 811-01829

On behalf of Columbia Acorn Trust (the “Trust”), we enclose the following documents for filing pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940:

1.	One copy of the Trust’s fidelity bond issued by ICI Mutual Insurance Company (the “Bond”) covering the one-year period beginning October 1, 2009 (attached as Exhibit A);

2.

One copy of the resolutions adopted by the Trust’s board of trustees, including all of the trustees who are not “interested persons” of the Trust, approving the amount, type, form and coverage of the bond and the portion of the premiums to be paid by the Trust (attached as Exhibit B); and

3.

One copy of the Fidelity Bond Allocation Agreement dated October 1, 2009 among the Trust, Wanger Advisors Trust, Columbia Wanger Asset Management, L.P., Columbia Management Distributors, Inc. and Columbia Management Services, Inc. (attached as Exhibit C).

The Trust is named as an insured under a joint insured bond; otherwise it would have been required by rule 17g-1(d) to provide and maintain a single insured bond in the amount of at least $2,500,000.

The bond was prepaid for a term of one year beginning October 1, 2009.

October 30, 2009

If you have any questions or require additional information, please contact me at the number above.

Very truly yours,

/s/ Mary C. Moynihan

Mary C. Moynihan

Enclosures

cc: Mr. Bruce H. Lauer (w/encls.)